A92

16003465

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
FEB 25 2016
Washington DC
409

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50485 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Janssen Partners, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 North B Street
(No. and Street)

Fairfield (City) IA (State) 52566 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeFreitas & Minsky, LLP
(Name – *if individual, state last, first, middle name*)

30 Jericho Executive Plaza, Suite 500W (Address) Jericho (City) NY (State) 11753 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

akB

## OATH OR AFFIRMATION

I, Peter Janssen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Janssen Partners, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELANIE L. LISK
COMMISSION NO. 712361
MY COMMISSION EXPIRES
AUGUST 31, 2016
NOTARIAL SEAL IOWA

Signature

Pres

Title

Melanie Lisk 2-16-16

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

FEB 25 2016

Washington DC
409

# JANSSEN PARTNERS INC.

(SEC I.D. No. 50485)

*Statement of Financial Condition*
*as of December 31, 2015*
*and Report of Independent Registered Public Accounting Firm*

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

# DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)


## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Janssen Partners, Inc.
1010 North B Street
Fairfield, IA 52556

We have audited the accompanying statement of financial condition of Janssen Partners Inc. (the "Company") as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Security Exchange Act of 1934, and the related notes to the financial statements. Janssen Partners, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Janssen Partners, Inc. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

DeFreitas & Minsky, LLP
Jericho, NY
January 20, 2016


30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

# DE FREITAS & MINSKY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3

To Management:
Janssen Partners, Inc.
1010 North B Street
Fairfield, IA 52556

We have reviewed management's statements, included in the accompanying Janssen Partners, Inc. Exemption Report in which (1) Janssen Partners, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption form 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the 'exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) or Rule 15c3-3 under the Securities Exchange Act of 1934.

De Freitas & Minsky, LLP
Jericho, New York
January 20, 2016

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

**DE FREITAS & MINSKY, LLP**

CERTIFIED PUBLIC ACCOUNTANTS

EMANUEL J. DE FREITAS, CPA, CFP
JAY MINSKY, CPA

PETER N. PATERNOSTRO (1938-2007)

## Report of Independent Registered Public Accounting Firm

Janssen Partners, Inc.
1010 North B Street
Fairfield, IA 52556

In planning and performing our audit of the financial statements of Janssen Partners, Inc. for the year ended December 31, 2015, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15c-3(e).

2. We did not review the practices and procedures followed by the company in making quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to asses whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or any practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

30 JERICHO EXECUTIVE PLAZA, SUITE 500W JERICHO, NY 11753
TEL: (516) 746-6322 FAX: (516) 746-8679
www.dmcpallp.com

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2015 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

De Freitas & Minsky, LLP
Jericho, New York
January 20, 2016

# Janssen Partners, Inc.
# Statement of Financial Condition
# December 31, 2015

## Assets

| | | |
|---|---|---|
| Cash In Bank | | $ 24,122 |
| Receivable From Brokers, dealers and clearing orgainizations | | 42,277 |
| Securities owned at market value | | 243,307 |
| Other Assets | | 634 |
| Total Assets | | 310,340 |

## Liabilities and Stockholders' Equity

| | | |
|---|---|---|
| Accounts Payable | | 10,000 |
| Due to Janssen Properties | | 28,035 |
| Payable to Peter Janssen | | 28,255 |
| Total Liabilities | | 66,290 |
| Stockholders' Equity | | |
| Common Stock | 100,000 | |
| *(100 shares, no par value common stock authorized, issued, and outstanding)* | | |
| Additional Paid in Capital | 1,913,197 | |
| Accumulated Deficit | (1,769,147) | |
| Total Stockholders' Equity | | 244,050 |
| Total Liabilities and Stockholders' Equity | | $ 310,340 |

See accountant's audit report

# Janssen Partners, Inc.
# Statement of Changes In Stockholders' Equity
# December 31, 2015

| | |
|---|---|
| Stockholders' Equity - January 1, 2015 | $ 268,588 |
| Capital Contribution | - |
| Net gain (loss) for the year | (24,538) |
| Stockholders' Equity - December 31, 2015 | $ 244,050 |

See accountant's audit report

## Janssen Partners, Inc.
## Statement Of Income
## For the Year Ended December 31, 2015

| | |
|---|---|
| **Income** | |
| Gain on Firms Investments | $ 22,953 |
| Total Income | 22,953 |
| **Expenses** | |
| Other Expenses | 39,807 |
| Regulatory Fees | 7,684 |
| Total Expenses | 47,491 |
| Net gain (loss) for the year | (24,538) |
| Deficit - January 1, 2015 | (1,744,609) |
| Deficit - December 31, 2015 | $ (1,769,147) |

# Janssen Partners, Inc.
## Statement of Cash Flows
## December 31, 2015

| | |
|---|---|
| Cash Flows From Operating Activities | |
| Net Income | $ (24,538) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| (Increase) Decrease in : | |
| Receivables from brokers or dealers | (42,277) |
| Securities owned at market value | 27,436 |
| Increase (Decrease) in: | |
| Accounts Payable | (525) |
| Payable to Wedbush | (1,523) |
| Cash Increased (Decreased) by operating activities | (41,427) |
| Cash - January 1, 2015 | 65,549 |
| Cash - December 31, 2015 | $ 24,122 |

See accountant's audit report

# Janssen Partners, Inc.
# Computation of Net Capital
# December 31, 2015

| | | |
|---|---|---|
| Total ownership equity | | $ 244,050 |
| Deductions | | |
| Non allowable assets | | |
| Other Assets | 634 | 634 |
| Net capital before haircut | | 243,416 |
| Haircut | | |
| Other securities | 36,496 | |
| Undue concentration | 32,227 | 68,723 |
| Net Capital | | 174,693 |

**Computation of Basic Net Capital**

| | |
|---|---|
| Minimum net capital | 4,419 |
| Basic net capital | 5,000 |
| Net capital requirement | 5,000 |
| Excess net capital | 169,693 |
| Excess net capital @ 1000% | $ 175,048 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total aggregate indebtedness | 66,290 |
| Percentage of aggregate indebtedness to net capital | 37.95% |

# Janssen Partners, Inc.
## Computation of Differences of Net Capital
## Between Corporation Focus and Audited Report
## December 31, 2015

| | |
|---|---|
| Net Capital per corporation's focus | 174,693 |
| Net capital per audit report | 174,693 |
| Difference | - |

**JANSSEN PARTNERS, INC.**
**DECEMBER 31, 2015**
**EXEMPTIVE PROVISION UNDER FILE 15C3-3**

Exemption from rule 15c3-3 is claimed under section k (2) ii.

## Note 1. Principal Business Activity and Summary of Significant Accounting Policies

*Organization and Nature of Business*

Janssen Partners, Inc. (the "Company") was incorporated on August 29, 1997 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc (FINRA). The Company acts as an introducing broker, an agent in the private placements of securities and provides consulting services. As an introducing broker-dealer, the Company is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

*Basis of Presentation*

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Securities Owned*

Securities owned for the broker-dealers own account are measured initially and subsequently at fair value. Any unrealized gains or losses resulting from marking these to the fair value are included in profit or loss.

These financial statements reflect income from security transactions and commissions on customers' security transactions on a trade-date basis.

*Income Taxes*

For federal income tax purposes, the company has elected to be treated as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes as such earnings or losses flow directly to the stockholder. State taxes are payable at reduced rates.

## Note 2. Commitments and Contingencies

From January 1, 2015 to March 31, 2015 the Company, rented on a month to month basis from an unrelated 3rd party at $800 per month plus 6% of the cost of utilities for the building and 100% of the Lessee's telephone, cable, internet, light bulbs and janitorial service for the space used. As of April 2015, the business location was moved to the home of shareholder Peter Janssen. There is no rent deduction or expense from April to December 2015.

Note 3. **Concentration of Risk**

In the normal course of business, the Company is engaged in various trading and brokerage activities as principal or agent. The execution, settlement and financing of those transactions can result in off-balance-sheet risk or concentration of credit risk.

98.31% of Janssen Partners, Inc. equity investments are in a single stock. The company currently owns 23,800 shares of Opko Health, Inc. with a market value of $239,190. This represents 77.23% of Janssen Partners, Inc. liquid assets.

Note 4. **Receivable From Brokers, Dealers and Clearing Organizations**

At December 31, 2015 amounts receivable from dealers and clearing:

| | |
|---|---|
| Receivable from Wedbush Securities | $ 42,277 |
| Total Receivables | $ 42,277 |

Note 5. **Fair Value**

The carrying amounts reflected in the balance sheet for cash, and accounts and notes payable approximate the respective fair values due to the short maturities of those instruments. The fair values for securities owned at market value are based on quoted market prices for those instruments.

Note 6. **Net Capital Requirement**

The company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the company had a net capital of $174,693 and excess net capital of $169,693.

Note 7. **Subsequent Events**

Events that occur after the balance sheet date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events that provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

# Janssen Partners

Janssen Partners Inc.
1010 North B Street
Fairfield, IA 52556

**Assertions Regarding Exemption Provisions**

Janssen Partners, Inc. operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable. The Company has met the identified exemption provisions throughout the year ended December 31, 2015 without exception.

Sincerely,

Peter Janssen

President

**State of Iowa**
**County of Jefferson**
**Signed or attested before me on 2/3/16 by**

Peter Janssen
**(names of persons)**

**Notary Public**

JULI L HISEL
COMMISSION NO. 791357
MY COMMISSION EXPIRES
AUGUST 5, 2018